

November 7, 2013

Via E-mail
David C. Benson
Executive Vice President and Chief Financial Officer
Federal National Mortgage Association
3900 Wisconsin Avenue NW
Washington DC 20016

> **Re:** **Federal National Mortgage Association**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed April 2, 2013**
> **File No. 000-50231**

Dear Mr. Benson:

We have reviewed your supplemental response dated August 29, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

FHFA Advisory Bulletin Regarding Framework for Adversely Classifying Loans, page 34

1.   We note your response to prior comment 1 where you describe the use of an econometric model for loans that are collectively evaluated for impairment, along with your expectations that you will continue to use this approach for estimating expected losses for collectively evaluated single-family loans upon the adoption of the Advisory Bulletin. You also state that upon the adoption of the Advisory Bulletin, the amount of the charge-off at 180 days is expected to exceed your best estimate of incurred losses going forward. Please address the following for loans past due 180 days and collectively evaluated for impairment:

- Tell us whether you believe that the amount charged-off upon implementation of the Advisory Bulletin is consistent with the guidance in ASC 450-20-30-1.

- Tell us whether you believe collection based on the fair value of the underlying collateral reflects the most likely outcome for loans past due 180 days and subject to charge-off.

- Tell us whether you believe measuring incurred losses for single-family loans past due 180 days based on an individual assessment of the most likely outcome, as opposed to your collective methodology which factors in the possibility of loan re-performance, is consistent with the guidance in ASC 450-20 and ASC 310-10-35-9.

2. We note that loans individually evaluated for impairment principally include troubled debt restructurings (TDRs) and acquired credit-impaired loans. Please address the following for loans that are past due 180 days and individually evaluated for impairment:

- Tell us whether you believe measuring the incurred losses for loans past due 180 days based on an individual assessment of the most likely outcome, as opposed to a pool basis, is consistent with the guidance in ASC paragraph 310-10-35-21.

- Tell us whether you believe that collection based on the fair value of the underlying collateral reflects the most likely outcome for loans past due 180 days.

3. We note you provide certain quantitative information in your response to prior comment 1 regarding the population of loans that would be affected by the adoption of the Advisory Bulletin. Please clarify the following as it relates to this information and provide an update of the analysis as of September 30, 2013:

- Confirm that the individually impaired loans measured based on collateral value on page 5 are included in the total 220,000 loans that impairment was measured based on the fair value of the underlying collateral and that the 135,000 loans are the only loans that were delinquent 180 days or more.

- Provide us with the related allowance for each line item in the table at the top of page 5 and the impact the Advisory Bulletin charge-off policy would have on each population if adopted as of September 30, 2013.

4. We note the portion of your response to prior comment 1 where you discuss how you plan to account for recoveries and you note the two industry methods, cost-recovery and cash-basis, and you provide an alternative approach. For the alternative approach, you allocate the cash received between principal and interest based on the contractual amortization schedule and recognize a recovery of the previous charge-off on the performing loan. Under both the cost-recovery and cash-basis methods the amount

recorded is equal to the cash payment received. Please explain how you determined it was reasonable to record more than the cash payment received (i.e. a recovery of the previous charge-off) under your proposed alternative approach and consider providing an illustrative example of how your alternative approach would operate.

Measurement of Interest Rate Risk, page 156

5.   We note your response to comment 3. Please further enhance the disclosure to explain the anomalies that may occur in the sensitivity tables as they relate to the duration gap and interest rates. Specifically address the following in your future filings:

- Tell us if the duration gap of your net portfolio is close to zero and discuss the anomalies that exist under this circumstance or other inconsistencies that may exist for a particular duration gap; and

- When applicable, disclose the fact that the market value sensitivities to parallel changes in rates are estimates as of a point of time and that the duration gap estimates are an average of daily values throughout the quarter.

You may contact Lindsay McCord at (202) 551-3417 or me at (202) 551-3512 if you have any questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant